UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 1 is the Notice of Annual General Meeting of Shareholders and Proxy Statement of Box Ships Inc. ("the Company") in connection with the Company's 2013 Annual General Meeting of Shareholders (the "Annual Meeting").

Attached to this report on Form 6-K as Exhibit 2 is the proxy card relating to the Annual Meeting.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-181076) declared effective by the Securities and Exchange Commission on May 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: October 2, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

September 20, 2013

TO THE SHAREHOLDERS OF
BOX SHIPS INC.

Enclosed is a Notice of Annual General Meeting of Shareholders (the "Meeting") of Box Ships Inc. (the "Company") which will be held at the Company's offices located at 15 Karamanli Ave. 166 73 Voula, Greece, on October 23, 2013 at 2:00 p.m. local time, and related materials. The Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement and related materials, including the Company's 2012 annual report on Form 20-F containing the Company's audited financial statements for the fiscal year ended December 31, 2012 (the "2012 Annual Report"), are available on the Company's website at www.box-ships.com/agm-materials.php.  Any shareholder may receive a hard copy of the 2012 Annual Report, free of charge upon request.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1	To elect one Class B Director to serve until the Company's 2016 Annual General Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2013 ("Proposal Two");

3.
To ratify the Company's execution and delivery, and approve the Company's performance, of a corporate guarantee in connection with the guarantee of a loan of up to $69.0 million, made between Irises Shipping Ltd. and Nereus Navigation Ltd., two wholly-owned subsidiaries of Paragon Shipping Inc., and China Development Bank Corporation ("Proposal Three"); and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon. Adoption of Proposal Three requires a vote of the holders of a majority of all outstanding shares entitled to vote thereon.

You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on September 9, 2013.

If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

/s/ Michael Bodouroglou
Michael Bodouroglou
Chairman, President and Chief Executive Officer

BOX SHIPS INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 23, 2013

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the "Meeting") of Box Ships Inc. (the "Company") will be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula Greece, on October 23, 2013 at 2:00 p.m. local time, for the following purposes, of which items one and two are more completely set forth in the accompanying Proxy Statement:

1	To elect one Class B Director to serve until the Company's 2016 Annual General Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2013 ("Proposal Two");

3.
To ratify the Company's execution and delivery, and approve the Company's performance, of a corporate guarantee in connection with the guarantee of a loan of up to $69.0 million, made between Irises Shipping Ltd. and Nereus Navigation Ltd., two wholly-owned subsidiaries of Paragon Shipping Inc., and China Development Bank Corporation ("Proposal Three"); and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on September 9, 2013 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares as of the Record Date.

If you attend the meeting, you may revoke your proxy and vote in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

This Notice of the Meeting, the Proxy Statement and related materials, including the Company's 2012 annual report on Form 20-F containing the Company's audited financial statements for the fiscal year ended December 31, 2012 (the "2012 Annual Report"), are available on the Company's website at www.box-ships.com/agm-materials.php. Any shareholder may receive a hard copy of the 2012 Annual Report, free of charge upon request.

By Order of the Board of Directors

/s/ Maria Stefanou
Maria Stefanou
Secretary

September 20, 2013
Voula, Greece

________________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 23, 2013
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Box Ships Inc., a Marshall Islands corporation (the "Company"), for use at the 2013 Annual General Meeting of Shareholders (the "Meeting") to be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula Greece, on October 23, 2013 at 2:00 p.m. local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about September 20, 2013.  These materials, along with the Company's 2012 Annual Report on Form 20-F, which contains the Company's audited financial statements for the fiscal year ended December 31, 2012 can also be found on the Company's website at www.box-ships.com/agm-materials.php.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 9, 2013 (the "Record Date"), the Company had outstanding 24,960,715 shares of common stock, par value $0.01 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least one-third of the Common Shares issued and outstanding and entitled to vote at the Meeting, whether in person or by proxy, shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting until a quorum shall be present or sufficient votes in favor of the positions recommended by the board of directors are received. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting of the time and place to which the Meeting is adjourned in order to permit further solicitation of proxies.

The Common Shares are quoted on the New York Stock Exchange (NYSE) under the symbol "TEU."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 15 Karamanli Ave, GR 166 73, Voula Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

PROPOSAL ONE

ELECTION OF DIRECTOR

The Company has four directors on the board of directors, which is divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of the Class B Director expires at the Meeting.  Accordingly, the board of directors has nominated Mr. Dimitar Todorov, a current Class B Director, for election as a director whose term would expire at the Company's 2016 Annual General Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee.  It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominee for Election to the Company's Board of Directors

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position
Dimitar Todorov	58	Class B Director

Certain biographical information about Mr. Todorov is set forth below.

Dimitar Todorov, age 58, has served as a Class B non-executive director of the Company since April 2011. Since 2003, Mr. Todorov has been the Executive Director and a member of the board of directors of Odessos Shiprepair Yard S.A., a ship repair and conversion yard in Bulgaria on the Black Sea. The main activities and responsibilities of Mr. Todorov in this position are general and commercial management of the yard, management of repair contracts, promotion of various investment projects, development of strategies and the pursuit of joint ventures with other entities. Mr. Todorov has served since 1980 in various other positions at Odessos Shiprepair Yard S.A., such as Technologist, Shiprepair Manager, Manager of Workshop, Head of the Production Department, Head of the Commercial Department and Commercial Director. Mr. Todorov graduated from the Technical University of Varna, Bulgaria as a Marine Engineer with a specialty in Ship's Machines and Equipment. Mr. Todorov has extensive technical experience in the ship repair business.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting of the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2013.

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the audit committee of the Company's board of directors.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of Common Shares entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF CORPORATE GUARANTEE

The board of directors is hereby soliciting shareholder ratification of the Company's execution and delivery, and approval of the Company's performance, of a corporate guarantee.

The Company has entered into an agreement with Paragon Shipping Inc., a Marshall Islands corporation ("Paragon"), an affiliated company, dated as of April 19, 2011, pursuant to which Paragon has granted the Company options to acquire two 4,800 TEU newbuilding containerships, Hulls No. 656 and 657, respectively, for which Paragon, through its wholly-owned subsidiaries Irises Shipping Ltd. ("Irises") and Nereus Navigation Ltd. ("Nereus"), has entered into construction contracts that are scheduled to be delivered during the second quarter of 2014.

On May 15, 2013, the Company's Conflicts Committee approved a corporate guarantee and the Company's obligations thereunder (the "Guarantee"), subject to approval by the Company's shareholders, in connection with a loan agreement for a loan of up to $69.0 million to be made between Irises and Nereus, as Borrowers, and China Development Bank Corporation, as Lender (the "Facility"), to be used to partially finance the delivery of Hulls 656 and 657, with such Guarantee to be effective upon approval of the same by the Company's shareholders as a condition precedent to drawdown under the Facility.  Pursuant to Marshall Islands law, approval of the Company's shareholders is required before the Guarantee can be given on behalf of Irises and Nereus.

The Facility may be freely transferred to the Company if the Company declares its options to acquire Hulls 656 and 657 prior to their delivery.

The board of directors has determined that the Company's entry into and execution and performance of the Guarantee is in the best interests of the Company and its shareholders because it will enable financing for Hulls 656 and 657 to be secured in a cost-efficient manner, as the Borrowers will be obligated to pay all up-front costs associated with the loan.  The board of directors recommends that the shareholders of the Company vote to ratify the Company's execution and delivery, and approve the Company's performance, of the Guarantee.

Required Vote.  Approval of Proposal Three will require the affirmative vote of the holders of a majority of all outstanding shares entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF RATIFICATION OF THE COMPANY'S EXECUTION AND DELIVERY, AND APPROVAL OF THE COMPANY'S PERFORMANCE, OF THE GUARANTEE. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The board of directors has retained Okapi Partners LLC, or Okapi Partners, as proxy solicitor in connection with the Meeting.  If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.

Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, New York 10022
(212) 297-0720
Toll Free:  (877) 259-6290
info@okapipartners.com

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

/s/ Maria Stefanou
Maria Stefanou
Secretary

September 20, 2013

Voula, Greece

Exhibit 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors Nominees	☐	☐	☐
01 Dimitar Todorov			

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

The Board of Directors recommends you vote FOR proposals 2 and 3.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000185290_1 R1.0.0.51160

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com .

BOX SHIPS INC.
Annual Meeting of Shareholders
October 23, 2013 2:00 PM
This proxy is solicited by the Board of Directors

The Undersigned shareholder hereby appoints Robert Perri and Maria Stefanou, and each of them individually, proxies for the undersigned, with full power of substitution and re-substitution, to represent the undersigned and to vote all shares of common stock of Box Ships Inc., that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of Box Ships Inc. to be held on Wednesday, October 23, 2013 at 2:00 p.m. local time at the offices of Box Ships Inc., at 15 Karamanli Avenue, 166 73 Voula, Greece and at any and all adjournments thereof, as indicated herein.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSALS ONE, TWO AND THREE AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW.

If you vote by telephone or the internet, please DO NOT mail back this proxy card.

Continued and to be signed on reverse side

0000185290_2 R1.0.0.51160